Exhibit 99.1

InflaRx Assessing Feasibility of Broadened Strategy for ANCA-Associated Vasculitis in Europe Following EMA Recommendation on Tavneos

•	InflaRx intends to engage with EMA regarding both vilobelimab and izicopan to evaluate the regulatory path to approval in ANCA-associated vasculitis (AAV)
•	The Company is assessing the most efficient development plan to bring the C5a/C5aR inhibition mechanism to patients
•	Previously announced Phase 2 planning with izicopan in AAV continues uninterrupted

Jena, Germany, June 30, 2026 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced it is assessing the feasibility of broadening its development and registrational strategy for AAV in Europe. The company has initiated this assessment given the recommendation of the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) to revoke the marketing authorization for Tavneos in the European Union, announced on June 26, 2026.

The Company announced it intends to engage with EMA regarding both its anti-C5a antibody vilobelimab, which is approved under exceptional circumstances as GOHIBIC in Europe for SARS-CoV-2-induced acute respiratory distress syndrome, in addition to its next-generation oral C5aR inhibitor izicopan. This will be part of the Company´s overall development goal to determine the most efficient development pathway to bring the C5a/C5aR inhibition mechanism to patients. The previously announced Phase 2 planning with izicopan in AAV continues as planned and uninterrupted across multiple geographies.

InflaRx considers vilobelimab to be a Phase 3-ready asset in AAV, where it has completed two Phase 2 studies in the U.S. and Europe. In addition, BDB-001, a vilobelimab cell line-produced antibody, has completed Phase 2 development and is being evaluated by InflaRx’s collaborator, Staidson BioPharmaceuticals Co., Ltd. (Staidson), in a Phase 3 trial in AAV in China. Together, vilobelimab and izicopan provide InflaRx with a complementary biologic and oral pipeline that is well positioned to address the evolving treatment landscape and significant unmet medical need in AAV.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, said: “Recent developments in the ANCA-associated vasculitis treatment landscape reinforce both the seriousness of this disease and the importance of therapies with a strong mechanistic rationale, robust clinical evidence and a differentiated benefit-risk profile. InflaRx has deep scientific and clinical experience with the C5a/C5aR pathway, and with our anti-C5a antibody vilobelimab and our next-generation oral C5aR inhibitor izicopan, we have built a differentiated portfolio targeting this mechanism. We are committed to identifying the most efficient development pathway, with an overall goal for InflaRx of maximizing  the value of these programs.”

Anti-C5a therapy in AAV
A growing body of clinical data supporting the utility and safety of anti-C5a therapy in AAV has emerged in recent years.

Vilobelimab has been evaluated in two controlled Phase 2 AAV studies, the European IXCHANGE trial (NCT03895801) and the U.S. IXPLORE trial (NCT03712345). In IXCHANGE, which tested vilobelimab as a replacement for glucocorticoids on a background of standard-of-care rituximab or cyclophosphamide, clinical response and remission rates with vilobelimab were comparable to those achieved with standard-dose glucocorticoids, while cumulative glucocorticoid exposure and glucocorticoid-related toxicity were substantially lower in vilobelimab-treated patients. In IXPLORE, vilobelimab added to standard of care was well tolerated without signals of safety concerns. Across both IXCHANGE and IXPLORE, vilobelimab demonstrated a favorable safety and tolerability profile, with IXCHANGE supporting its potential to induce remission while markedly reducing the glucocorticoid burden.

In addition, under a license agreement where it holds development and commercialization rights in China, our collaborator Staidson has generated promising AAV data with BDB-001, an anti-C5a antibody produced using the vilobelimab cell line. The multicenter, randomized, open-label, parallel-controlled Phase 1/2 clinical trial by Staidson demonstrated that BDB-001 injection combined with reduced-dose glucocorticoids or without glucocorticoids achieved comparable partial response rates and numerically higher complete response rates at 12 weeks of treatment compared with standard of care using the Birmingham vasculitis score (BVAS). After successful completion of this Phase 1/2 study, Staidson initiated a Phase 3 trial in China in 2025, which is ongoing.

About AAV
AAV is a rare, life-threatening autoimmune disease characterized by inflammation and damage to small blood vessels, with patients often experiencing serious organ involvement, including renal impairment. InflaRx believes the recent regulatory developments underscore the continued need for well-characterized, mechanistically targeted therapies that may help address the significant unmet medical need in this disease.

About izicopan
Izicopan is an orally administered, small molecule inhibitor of the C5a receptor (C5aR) that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models and in human studies. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that izicopan does not exhibit time-dependent inhibition of cytochrome P450 3A4 (CYP3A4), which plays an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Izicopan has also demonstrated a favorable reactive metabolite profile in human liver microsomes. Reported results from a first-in-human study demonstrated that izicopan was well tolerated in treated subjects and exhibited no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of izicopan, with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period. Topline Phase 2a data further support the safety profile of izicopan, with no reported safety signals of concern. In patients with hidradenitis suppurativa, over 4 weeks of therapy, izicopan provided rapid and clinically meaningful reductions in abscesses and nodules and draining tunnels, robust HiSCR responses that continued to deepen four weeks after the treatment period, and substantial reductions in patient-reported pain scores, overall demonstrating the potential for biologic-like efficacy. In chronic spontaneous urticaria, InflaRx observed substantial reductions in the 7-day Urticaria Activity Score (UAS7) broadly across patients and particularly in those with severe disease, as well as improved disease control as measured by the Urticaria Control Test (UCT7). In addition, InflaRx is planning for development of izicopan in AAV and additional renal indications.

About vilobelimab
Vilobelimab is a first-in-class monoclonal anti-human complement factor C5a antibody which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, vilobelimab leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism of the innate immune system, which is not the case for molecules blocking C5. In pre-clinical studies, vilobelimab has been shown to control the inflammatory response-driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response.

In the EU, GOHIBIC (vilobelimab) has been granted marketing authorization under exceptional circumstances for the treatment of adult patients with SARS-CoV-2-induced acute respiratory distress syndrome (ARDS) who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation (IMV) (with or without extracorporeal membrane oxygenation (ECMO)). The EU approval of GOHIBIC is supported by the previously announced results of the multicenter Phase 3 PANAMO trial, one of the largest 1:1 randomized, double-blind, placebo-controlled trials in invasively mechanically ventilated COVID-19 patients in intensive care units. The results showed that vilobelimab treatment improved survival with a relative reduction in 28-day all-cause mortality of 23.9% compared to placebo in the global data set. The data were published in The Lancet Respiratory Medicine.

A marketing authorization under exceptional circumstances is recommended when the benefit/risk assessment is determined to be positive but, due to the rarity of the disease, it’s unlikely that comprehensive data can be obtained under normal conditions of use. Under the terms of GOHIBIC’s approval in the EC, InflaRx will provide annual updates to EMA on the previously announced clinical platform study by the Biomedical Advanced Research and Development Authority (BARDA). Vilobelimab is included in this study as one of three new potential therapies for treating ARDS.

In the U.S., GOHIBIC (vilobelimab) has been granted an Emergency Use Authorization by the Food and Drug Administration (FDA) for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving IMV or ECMO. The emergency use of GOHIBIC is only authorized for the duration of the declaration that circumstances exist justifying the authorization of the emergency use of drugs and biological products during the COVID-19 pandemic under Section 564(b)(1) of the Act, 21 U.S.C. § 360bbb-3(b)(1), unless the declaration is terminated, or authorization revoked sooner.

GOHIBIC (vilobelimab) is an investigational drug that has not been approved by the FDA for any indication, including for the treatment of COVID-19. There is limited information known about the safety and effectiveness of using GOHIBIC to treat people in the hospital with COVID-19. Please see additional information in the Fact Sheet for Healthcare Providers, Fact Sheet for Patients and Parents/Caregivers and FDA Letter of Authorization on the GOHIBIC website http://www.gohibic.com.

Important Safety Information about GOHIBIC (vilobelimab)
There are limited clinical data available for GOHIBIC. Serious and unexpected adverse events (AEs) may occur that have not been previously reported with GOHIBIC use.

GOHIBIC has been associated with an increase of serious infections. In patients with COVID-19, monitor for signs and symptoms of new infections during and after treatment with GOHIBIC. Hypersensitivity reactions have been observed with GOHIBIC. If a severe hypersensitivity reaction occurs, administration of GOHIBIC should be discontinued and appropriate therapy initiated.

The most common adverse reactions (incidence ≥3%) are pneumonia, sepsis, delirium, pulmonary embolism, hypertension, pneumothorax, deep vein thrombosis, herpes simplex, enterococcal infection, bronchopulmonary aspergillosis, hepatic enzyme increased, urinary tract infection, hypoxia, thrombocytopenia, pneumomediastinum, respiratory tract infection, supraventricular tachycardia, constipation, and rash.

Healthcare providers and/or their designee are responsible for mandatory FDA MedWatch reporting of all medication errors and serious AEs or deaths that occur during GOHIBIC treatment and are considered to be potentially attributable to GOHIBIC.

Report side effects to the FDA at 1-800-FDA-1088 or www.FDA.gov/medwatch. In addition, side effects can be reported to InflaRx at: pvusa@inflarx.de.

For the full prescribing information and additional important safety information, please visit www.GOHIBIC.com.

About InflaRx N.V.
InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx‘s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The Company is developing izicopan for the treatment of AAV and additional renal diseases. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:
InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the success of our future clinical trials for izicopan’s treatment of anti-neutrophil cytoplasmic AAV and other renal diseases, including aHUS, IgAN and C3G, and our ability to establish proof-of-concept for izicopan across such indications; the success of our future clinical trials for vilobelimab’s treatment of other debilitating or life-threatening inflammatory indications, including acute respiratory distress syndrome; potential strategic transactions or collaborations, including a potential partnership of izicopan, or vilobelimab for pyoderma gangrenosum; the success of our future clinical trials for  izicopan, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of vilobelimab, izicopan and any other of our product candidates and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our biologics license application submission for GOHIBIC (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or GOHIBIC (vilobelimab) for any indication; whether the FDA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.